SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934-
                   For the fiscal year ended December 31, 2004


                         Commission file number 1-13905
                                                -------



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       COMPX CONTRIBUTORY RETIREMENT PLAN
                          5430 LBJ Freeway, Suite 1700
                            Dallas, Texas 75240-2697

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            COMPX INTERNATIONAL INC.
                          5430 LBJ Freeway, Suite 1700
                            Dallas, Texas 75240-2697

                                    SIGNATURE


     Pursuant  to  the   requirements   of  the  Securities  Act  of  1934,  the
Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                 COMPX CONTRIBUTORY RETIREMENT PLAN

                            By:  ADMINISTRATIVE COMMITTEE OF THE
                                 COMPX CONTRIBUTORY RETIREMENT PLAN

                            By:  /s/ Raymond S. Staton
                                 ------------------------------------
                                 Raymond S. Staton
                                 Committee Member


June 28, 2005

                       COMPX CONTRIBUTORY RETIREMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                December 31, 2004

                                      with

                     REPORT OF INDEPENDENT REGISTERED PUBLIC
                                 ACCOUNTING FIRM

                       COMPX CONTRIBUTORY RETIREMENT PLAN

             Index of Financial Statements and Supplemental Schedule



                                                                          Page
                                                                          ----

Report of Independent Registered Public Accounting Firm                    2

Financial Statements

   Statements of Net Assets Available for Benefits -
     December 31, 2003 and 2004                                            3

   Statement of Changes in Net Assets Available for Benefits -
     Year ended December 31, 2004                                          4

   Notes to Financial Statements                                          5-8

Supplemental Schedule *

   Schedule H, line 4i - Schedule of Assets (Held at End of Year) -
     December 31, 2004                                                     9

Exhibit A

   Consent of Independent Registered Public Accounting Firm










* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for the Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrative Committee of
 CompX Contributory Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CompX Contributory Retirement Plan (the "Plan") at December 31, 2003 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                  PricewaterhouseCoopers LLP


Dallas, Texas
June 28, 2005

                       COMPX CONTRIBUTORY RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2003 and 2004



                                                                                       2003                2004
                                                                                       ----                ----

 Assets:
   Investments at fair value                                                        $14,878,555         $16,568,572

   Loans to participants                                                                664,719             777,015
                                                                                    -----------         -----------

                                                                                     15,543,274          17,345,587

   Contributions receivable:
     Employer                                                                           538,091             587,501

     Participants                                                                         -                   4,084
                                                                                    -----------         -----------

       Net assets available for benefits                                            $16,081,365         $17,937,172
                                                                                    ===========         ===========









                See accompanying notes to financial statements.

                       COMPX CONTRIBUTORY RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 2004




 Additions:
   Investment income:
     Net appreciation in fair value of investments                                                  $ 1,340,582
     Dividends                                                                                          365,694
     Interest                                                                                            38,928
                                                                                                    -----------
                                                                                                      1,745,204
   Contributions:
     Employer                                                                                           587,501
     Participants                                                                                     1,230,498
                                                                                                    -----------

                                                                                                      1,817,999

       Total additions                                                                                3,563,203
                                                                                                    -----------

 Deductions:
   Benefits to participants                                                                           1,705,396
   Administrative expenses                                                                                2,000
                                                                                                    -----------

       Total deductions                                                                               1,707,396
                                                                                                    -----------

 Net increase in net assets available for benefits                                                    1,855,807

 Net assets available for benefits:
   Beginning of year                                                                                 16,081,365
                                                                                                    -----------

   End of year                                                                                      $17,937,172
                                                                                                    ===========











                See accompanying notes to financial statements.
                                      -4-

                       COMPX CONTRIBUTORY RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Note 1 -  Description of Plan and significant accounting policies:


     General. The following description of the Compx Contributory Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan which covers eligible U.S. employees of CompX International Inc. and its U.S. subsidiaries (collectively, the "Employer"). Employees are eligible to participate in the Plan as of the first entry date, as defined, concurrent with or next following the completion of 90 days of eligible service and attaining 20 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The Employer is 83% owned by CompX Group, a majority-owned subsidiary of NL Industries, Inc. at December 31, 2004. NL owns 82.4% of CompX Group, and Titanium Metals Corporation ("TIMET") owns the remaining 17.6% of CompX Group. At December 31, 2004 (i) TIMET owns an additional 2% of CompX directly, (ii) Valhi, Inc. holds, directly or through a subsidiary, approximately 83% of NL's outstanding common stock and approximately 41% of TIMET's outstanding common stock and (iii) Contran Corporation holds, directly or through subsidiaries, approximately 91% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee, or is held by Mr. Simmons or persons or other entities related to Mr. Simmons. Consequently, Mr. Simmons may be deemed to control each of such companies and the Employer.

     Contributions. The Plan permits participants to defer 1% to 100% of their annual compensation as pre-tax contributions, not to exceed a deferral of $13,000 in 2004 (subject to adjustment in future years), through payroll deductions. Participants who will be at least age 50 by the end of the Plan year may elect to make "catch-up" contributions, not to exceed an additional deferral of $3,000 in 2004 (subject to adjustments in future years) through payroll deductions. Pursuant to the Internal Revenue Code, total participant contributions (pre-tax and after-tax) and employer contributions are limited to an aggregate of $41,000 from all employer defined contribution plans in 2004. The Employer's contribution is based upon a profit-sharing formula and the Employer's profit, as defined, during the Plan year. The Employer's contribution is allocated to participants' accounts on a percentage or matching basis relative to the participants' contributions (excluding catch-up contributions) for the year. The Employer's contribution is reduced, as provided by the Plan, by nonvested amounts forfeited by participants who withdraw from the Plan. At December 31, 2003 and 2004, unallocated forfeited nonvested accounts were $73,250 and $103,175 respectively. Forfeitures of $17,642 were used to reduce employer contributions for the year ended December 31, 2004.

     Vesting and benefits. Salary deferrals (including earnings thereon) are immediately vested while Employer contributions (including earnings thereon) vest at the rate of 20% per year of service, as defined.

     Upon termination of employment, retirement or death, a participant (or beneficiary, if applicable) may elect to receive either (i) a lump sum amount equal to the vested value of the participant's accounts or (ii) installments over a period of not more than 30 years. Distribution of a participant's account balance in a lump sum without the participant's consent may be made if the vested portion of the participant's account is not greater than $5,000 or distribution commences after the participant attains 65 years. With the consent of the Plan administrators, participants can borrow amounts from their vested account balances, subject to certain limitations under the Plan.

     Benefits are recorded when paid.

     Participants' accounts. Participants can direct the Plan administrator to invest, in 1% increments, their account balance in publicly-traded registered investment companies or commingled trusts administered by Putnam Investments or in CompX International Inc. common stock (not to exceed 25% of account balances). Below are the investment fund options available to participants at December 31, 2004:

     Calamos Growth Fund - Seeks long-term capital growth. Invests in securities of companies that are undervalued and offer above-average potential for earnings growth. Invests all or a portion of its assets in small to midsize companies.

     Fidelity Diversified International Fund - Seeks capital growth. Invests primarily in common stocks of non-U.S. issues. The fund allocates its investments across countries and regions considering the size of the market in each country and region relative to the size of the international market.

     Managers Special Equity Fund - Seeks capital appreciation through investment primarily in the equity securities of a diversified group of companies expected to have superior earnings and growth potential. The fund's investments will tend to be in the securities of companies having small to medium market capitalizations.

     PIMCO  Total  Return  Fund  -  Seeks  maximum   current  income  and  price
     appreciation. Invests in fixed-income securities from all major sectors of the bond market.

     Putnam Asset Allocation Fund - Balanced Portfolio - Seeks total return. Invests in both stocks and bonds.

     Putnam Asset Allocation Fund - Conservative Portfolio - Seeks total return with preservation of capital. Invests in both stocks and bonds.

     Putnam  Asset   Allocation   Fund  -  Growth   Portfolio  -  Seeks  capital
     appreciation. Invests in both stocks and bonds.

     Putnam Equity Income Fund - Seeks to provide current income by investing primarily in a diversified portfolio of income producing equity securities.

     Putnam International Capital Opportunities - Seeks long-term capital appreciation. Invests primarily in a diversified portfolio of stocks of small to midsize companies located outside of the United States.

     Putnam S&P 500 Index Fund - This commingled trust seeks to mirror the performance and composition of Standard & Poor's 500 Composite Index.

     Putnam Stable Value Fund - This commingled trust seeks stable principal and
     relatively   high  current  income.   Invests   primarily  in  high-quality
     fixed-income investments.

     Putnam Voyager Fund - Seeks capital appreciation. Invests primarily in common stocks.

     The George Putnam Fund of Boston - Seeks to provide a balanced investment which will produce both capital growth and current income. Invests in a diversified group of stocks and bonds.

     UAM ICM Small Company Portfolio Fund - Seeks maximum, long-term total return. Invests in common stocks of smaller to midsize companies.

     Company Stock Fund - Invests in CompX International Inc. class A common stock.

     The fund descriptions provide only general information. Participants should refer to the Prospectus of each fund for a more complete description.

     Each participant's account is credited with the participant's contribution and an allocation of the Employer's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, matching or account balances, as defined in the Plan.

     In addition to the investment fund options, a "Loan Fund" is maintained to account for loans to participants, as permitted by the Plan. A participant is able to borrow from his/her fund account an amount ranging from a minimum of $1,000 up to a maximum that is generally equal to the lesser of $50,000 or 50% of his/her vested account balance. A loan is collateralized by the balance in the participant's account and bears interest at rates commensurate with local prevailing rates. For outstanding loans at December 31, 2004, the interest rates ranged from 5.0% to 10.5% and mature through 2019.

     Plan termination. The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, in compliance with the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants will become fully vested.

     Basis of accounting. The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. Valuation of investments is more fully described in Note 2.

     Management estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may, in some instances, differ from previously estimated amounts.

     Risks and uncertainties. The Plan provides for various investment options in a variety of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Plan's statement of net assets available for benefits.

     Expenses of administering the Plan. The Plan provides that the Employer will generally reimburse the Plan for administrative expenses paid by the Plan. The Employer paid a significant portion of the 2004 administrative expenses.

     Tax status. The Plan has been notified by the Internal Revenue Service in a letter dated December 13, 2004 that it is a qualified plan under Section 401(a) and Section 401(k) of the Internal Revenue Code (the "Code"), and is therefore exempt from federal income taxes under provisions of Section 501(a) of the Code.

     The Plan has been amended since it was notified of its exempt status by the Internal Revenue Service. Management believes that the Plan currently is designed and operates in accordance with the applicable requirements of the Code and therefore remains exempt from federal income taxes under provisions of
Section 501(a) of the Code.

Note 2 - Investments:

     General. The assets of the Plan are held and the related investment transactions are executed by Putnam Fiduciary Trust Company as trustee (the "Trustee") of the CompX Master 401(k) Plan Trust (the "Trust"). The Trust invests in publicly-traded registered investment companies, commingled trusts administered by Putnam Investments and CompX International Inc. class A common stock (see Note 1). The Plan assets invested in Putnam mutual funds and commingled trusts qualify as party-in-interest transactions. The Plan's investments are stated at fair value based on quoted market prices and net appreciation for the year is reflected in the Plan's statement of changes in net assets available for plan benefits. The net appreciation consists of realized gains or losses and unrealized appreciation or depreciation on investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     The following presents investments that represent 5 percent or more of the Plan's net assets at year end:

                                                                                           December 31,
                                                                                     2003                     2004
                                                                                     ----                     ----

Putnam Stable Value Fund (commingled trust)                                       $3,724,941              $4,201,986

Putnam Voyager Fund (class Y shares)                                               2,611,650               2,287,495

Calamos Growth Fund (class A shares)                                                   -                   2,017,371

PIMCO Total Return Fund (class A shares)                                           1,321,890               1,282,783

Putnam S&P 500 Index Fund (commingled trust)                                       1,183,846               1,241,106

UAM ICM Small Company Portfolio Fund
 (Institutional shares)                                                              843,808               1,154,597

Managers Special Equity Fund                                                         881,869               1,046,159

Putnam Vista Fund (class Y shares)                                                 1,776,808                   -



     During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,340,582 as follows:


 Mutual funds                                                                                        $  997,439
 Commingled trusts                                                                                      121,347
 Common stock                                                                                           221,796
                                                                                                     ----------
                                                                                                     $1,340,582
                                                                                                     ==========

                       COMPX CONTRIBUTORY RETIREMENT PLAN

         SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2004


                                                                                            Fair
                                                                                            value
                                                                                            -----

 *Putnam Stable Value Fund - Commingled Trust                                           $ 4,201,986
 *Putnam Voyager Fund - Class Y                                                           2,287,495
  Calamos Growth Fund - Class A                                                           2,017,371
  PIMCO Total Return Fund - Class A                                                       1,282,783
 *Putnam S&P 500 Index Fund - Commingled Trust                                            1,241,106
  UAM ICM Small Company Portfolio Fund -
   Class Institutional                                                                    1,154,597
  Managers Special Equity Fund                                                            1,046,159
  Fidelity Diversified International Fund                                                   886,196
 *The George Putnam Fund of Boston - Class Y                                                722,665
 *Putnam Equity Income Fund - Class Y                                                       605,045
 *Putnam International Capital Opportunities - Class Y                                      321,608
 *CompX International Inc. Class A common stock                                             292,828
 *Putnam Asset Allocation Fund -
   Growth Portfolio - Class Y                                                               244,257
 *Putnam Asset Allocation Fund -
   Conservative Portfolio - Class Y                                                         184,565
 *Putnam Asset Allocation Fund -
   Balanced Portfolio - Class Y                                                              79,911

 *Loans to participants (with interest rates from
   5.0% to 10.5%), mature through 2019                                                      777,015
                                                                                        -----------

                                                                                        $17,345,587
                                                                                        ===========


* Investment in a "Party-in-interest" entity, as defined by ERISA.

                                                                     EXHIBIT A











            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-56163) of CompX International Inc. of our report dated June 28, 2005 relating to the financial statements of CompX Contributory Retirement Plan, which appears in this Form 11-K.







PricewaterhouseCoopers LLP
Dallas, Texas
June 28, 2005